UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12B-25

                        Commission File Number 000-24999




                           NOTIFICATION OF LATE FILING


(Check One):

 ( ) Form 10-K  ( ) Form 11-K   ( ) Form 20-F  (X) Form 10-Q  ( ) Form N-SAR


                 For the Period Ended:  March 31, 2000


   ( ) Transition Report on Form 10-K   ( ) Transition Report on Form 20-F
   ( ) Transition Report on Form 11-K   ( ) Transition Report on Form 10-Q
   ( ) Transition Report on Form N-SAR


For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


    =======================================================================

                                       PART I


                               REGISTRANT INFORMATION

                                 LOTUS PACIFIC, INC.
 ----------------------------------------------------------------------------
                               Full Name of Registrant

                           200 Centennial Avenue, Suite 201
 ----------------------------------------------------------------------------
                 Address of Principal Executive Office (Street and Number)

                             Piscataway, New Jersey 08854
 ----------------------------------------------------------------------------
                               City, State and Zip Code




                                      PART II
                               RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check appropriate box)

(X)  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( )  (c)  The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable.



                                   PART III

                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant's subsidiaries, Arescom Inc. and TurboNet Communications, have not completed the financial reporting of their results for the quarter ended
March 31, 2000. Both companies are in the process of upgrading their methods of financial reporting and are experiencing difficulties in processing information in a timely manner. Failure to obtain the necessary information has made it impossible for Registrant to timely file its report on Form 10-Q for the quarter. The information is currently being processed by both subsidiaries and reviewed by auditors and is expected to be available within the next 48 hours.

 ----------------------------------------------------------------------------


                                  PART IV

                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Mr. Jeremy Wang
      Lotus Pacific, Inc.
      200 Centennial Avenue, Suite 201
      Piscataway, New Jersey 08854                   (732) 885-0100
     ---------------------------------       -------------------------------
             (Name)                           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
      answer is no, identify report(s). (X) Yes   ( ) No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? (X) Yes ( ) No.

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant's consolidated financial statements will include the results of operation of both Arescom Inc and TurboNet Communications for the full fiscal quarter. Registrant acquired its interests in both entities after the corresponding quarter in the prior fiscal year. The delay in obtaining results from both subsidiaries is the cause of Registrant's delay in timely filing its report on Form 10Q for the fiscal quarter and prevents Registrant from providing a numerical estimate of the difference and the actual results.



                             Lotus Pacific, Inc.
  -------------------------------------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date:  May 15, 2000               By  /s/ David Li
                                  --------------------------------------
                                   David Li, Chief Financial Officers